GREAT NORTHERN IRON ORE PROPERTIES

W-1290 First National Bank Building

332 Minnesota Street

Saint Paul, MN 55101-1361

(651) 224-2385

FAX (651) 224-2387

Sent Via Electronic Submission Only – EDGAR

May 8, 2008

H. Roger Schwall, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:   Great Northern Iron Ore Properties (“Trust” or “GNI”) SEC Comment Letter dated April 24, 2008, received via fax on April 24, 2008, pertaining to the Trust’s Form 10-K for Fiscal Year Ended December 31, 2007, Filed February 27, 2008, File No. 1-00701.

Dear Mr. Schwall:

On April 24, 2008, we received, via fax from Sandy Eisen, your comment letter dated April 24, 2008, requesting an amendment to our Form 10-K filing, if appropriate, and a response to your comments within 10 business days providing additional information about some of our disclosures in our Form 10-K for Fiscal Year Ended December 31, 2007, which was filed on February 27, 2008. Based on our responses, explanations and supplemental information provided, we respectfully request that any enhanced disclosures resulting from this review be incorporated into future filings, versus filing an amendment to our December 31, 2007 Form 10-K. Following are your comments and our responses:

SEC Comment:

Form 10-K for the Fiscal Year Ended December 31, 2007

Business, page 1

1. We note that you have lease agreements with Minntac, Keetac, Hibtac, and MSI, but that you have not filed these agreements as exhibits. Please file all material contracts as exhibits. In addition, please describe the terms of such contracts, including any royalty rates contained in these agreements.

Great Northern Iron Ore Properties Response:

Our lease agreements with mining companies such as Minntac, Keetac, Hibtac and MSI are confidential agreements that we enter into in the ordinary course of our business. Pursuant to Item 601(b)(10) of Regulation S-K, we understand that we are obligated to file any such agreement only if our business is “substantially dependent” upon the agreement. Although in the past we have not viewed our business as substantially dependent upon any of these agreements, we are currently reevaluating each of our agreements to determine whether the agreement meets the “substantially dependent” test and, if so, which provisions of the agreement will be the subject of a request for confidential treatment. Some of our lease agreements were entered into as long ago as the 1950s and have been amended many times, resulting in lengthy and complex documents. All of our lease agreements contain confidential and commercially sensitive terms, such as the royalty rates paid by any lessee, which may necessitate discussions with the other parties to these agreements to obtain consent to the disclosure of the agreement and/or our request for confidential treatment. Because this process of evaluation and discussion with other parties, and the preparation of an appropriate request for confidentiality, if necessary, will take additional time, we respectfully request additional time to respond to this comment.

SEC Comments:

Compensation Discussion and Analysis, page 14

2. We note that the base salary of your chief financial officer is determined in comparison with the salaries payable at similar-sized companies. Please identify the comparator companies that comprised the peer group. See generally Item 402(b)(2)(xiv) of Regulation S-K.

AND

3. We note that your chief financial officer’s salary falls within the range of the 2001 study of compensation paid to various chief financial officers in similar-sized organizations. Please revise to quantify the percentiles of where you target the CFO’s compensation and the percentiles represented by actual compensation. If there is a divergence from the targeted amount and the actual amount you paid or awarded, provide a discussion of the reasons for such variance if material to an understanding of the compensation paid to the chief financial officer. See generally Item 402(b)(12)(xiv) and Item 402(b)(1)(v) of Regulation S-K.

Great Northern Iron Ore Properties Response:

As stated in our Form 10-K, the compensation data utilized by the Trustees in determining compensation for all employees of the Trust, including the CFO, was obtained from an independent market research firm. This compensation data did not contain the names of the companies surveyed and the firm publishing the data does not disclose the names of the companies participating in the study. This is proprietary information of the market research firm. The study only states the number of organizations that were sampled to collect the data (forty-seven), which the Trustees deemed to be an adequate cross-section of employers. The data collected was also specific to chief financial officer positions in the lower twenty-five percent quartile of all companies sampled. This is what was meant by our statement in the Form 10-K regarding “similar-sized companies.” As a result, the sample data provided to the Trustees to assist them in establishing an appropriate salary range for the Trust’s CFO was based on salaries paid to other chief financial officers with comparable responsibilities, job descriptions and entity complexity. Also as stated in our Form 10-K, we already have indicated that the Trust’s CFO salary is within the range of this independent study, as extrapolated to current year dollars. As such, no variance exists between the Trust’s CFO actual compensation and “target”

compensation, and therefore no “divergence” exists. In other words, there is no “target” compensation, but only a salary range which the Trustees adhere to in determining the Trust’s CFO salary.

SEC Comment:

Signatures, page 20

4. Please provide the signature of your principal accounting officer or controller.

Great Northern Iron Ore Properties Response:

Please note that we are a very small company in headcount (10 total employees, with only 4 in our finance office) and we do not have a position that we label as “principal accounting officer” or “controller.” The Trust has only two officers whose names are disclosed in our Form 10-K at the beginning of the “Compensation and Analysis Discussion” section. The CFO effectively also serves in the capacity of the principal accounting officer and has signed the signature page of the Form 10-K along with the Chief Executive Officer and all the other Trustees (directors).

SEC Comment:

Exhibit 13

Trustees’ & Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

5. Please revise your results of operations discussion to describe the causes for the changes in your expenses from period to period pursuant to Instruction 4 of paragraph 303(a) of Regulation S-K.

Great Northern Iron Ore Properties Response:

The changes in our expenses were deemed immaterial and therefore were not commented upon. Specifically, expenses decreased by $37,464 from 2006 to 2007, which is an approximate 1% reduction of the $2.8 million in aggregate expenses. The primary change in net income from period to period is mainly due to the royalty fluctuations, which we do explain.

SEC Comment:

Note A – Business and Termination of the Trust and Legal Proceedings, page 14

6. We note from your disclosure that all Trust property must be conveyed and transferred to the reversioner under the terms of the Trust Agreement on April 6, 2015. Please clarify how you determined that you do not have any legal obligations associated with the retirement of the mineral and surface land rights within the scope of SFAS 143.

Great Northern Iron Ore Properties Response:

Any legal obligations that could result from the mining operations on Trust lands by our lessees are the responsibility of the lessees. Based on our assessment, historical practice and the regulations pertaining to lessee mining activity, it is the Trust’s conclusion that no legal or financial obligations will be incurred by the Trust upon either the end of mining of any particular property or the conveyance of the properties to the reversioner. It is the responsibility of our lessees (mining companies) to comply with all rules and regulations that govern the properties they operate on, regardless of the landowner. Please keep in mind that at the end of the Trust, the mining will continue by our lessees and the properties will remain intact for the reversioner. Hence, no asset retirements (or obligations possibly associated thereto) will be incurred by the Trust (or our lessees for that matter) upon its termination. Simply stated, a change in ownership from the Trustees to the reversioner will occur at the end of the Trust, in accordance with the terms of the Trust Agreement. Accordingly, while the provisions of SFAS 143 were considered, they did not have any impact on the Trust as the Trust does not have a legal obligation associated with the retirement of its long-lived assets.

SEC Comment:

Note B – Mineral and Surface Lands, page 15

7. We note that you are still not depleting the asset related to merchantable ore deposits as you are not mining mineral from the land. Since you are not currently generating cash flows associated with this asset, please clarify how you have determined that this asset is recoverable. Explain how the assumptions used to estimate future cash flows of this asset incorporate assumptions regarding your use of the asset. Please provide your complete recoverability analysis in accordance with paragraphs 16 through 21 of SFAS 144.

Great Northern Iron Ore Properties Response:

The Balance Sheet asset group “Mineral and surface lands” totals approximately $3.7 million as of December 31, 2007, of which approximately $2.1 million represents the mineral land portion. The Statements of Income show “Royalties” generated from these lands in excess of $16 million for each of the last three years ended December 31, 2007. No negative trend is anticipated as the steel and mining industries have been and continue to be healthy. Your comment includes a statement that we are not mining the lands. As stated in our Form 10-K, just to clarify, the mining is physically performed by our lessees (mining companies) and the Trust does not control the specific mining activities of these mining companies. At present, the mining companies are mining taconite iron ore, which was not assigned a value when the properties were acquired in the early 1900s. However, the natural iron ore (merchantable ore deposits) still have significant value and will retain their value until they are depleted. We clearly do not believe there is any impairment of the asset group Mineral and Surface Lands. Specifically, pursuant to the provisions of paragraph 8 of SFAS 144, no events or changes in circumstances have occurred to indicate that the carrying amount of the Trust’s asset group Mineral and Surface Lands may not be recoverable. That is, there are no indicators that the fair value of the lands is not recoverable and, as such, no test of recoverability was undertaken in 2007, or subsequent to the filing of our Form 10-K.

SEC Comment:

8. We note your proven and probable reserves have increased from December 31, 2005 to December 31, 2006. This reserve increase also appears to have been incorporated into your December 31, 2007 reserve report after deductions for production. Please discuss the reasons for this reserve change, as pellet prices change infrequently. In addition, please provide to us the production and ore reserve reports as they relate to your Enterprise-Mississippi and the Mahoning properties.

Great Northern Iron Ore Properties Response:

The increase in the reserve balance from 2005 to 2006 was due to the signing of three confidential lease agreements with Minnesota Steel Industries (“MSI”). Please note that MSI is not listed in the 2005 table of leases, and is listed in the 2006 table of leases. These agreements were signed in late-

2006, which accounted for the overall increase in the reserve balance. This disclosure is already within our 2006 and 2007 Form 10-K (tables of leases). At the suggestion of a prior SEC Comment Letter, we enhanced our disclosure to explain the reasons for reserve changes within the discussion of “Item 1. Business.” Regarding your comment regarding pellet prices and reserves, please be advised that pellet prices do not affect reserve estimates. Finally, we have previously provided the SEC (in 2005 and 2006) detailed reserve reports that included a breakdown of all the reserve information that is disclosed in our Form 10-K. We can again provide this similar information for the Enterprise-Mississippi and Mahoning properties (as requested) to Mr. George Schuler, SEC mining engineer; however, this will take considerable time to assemble and present, given that you have requested two mines with multiple parcels that each contain volumes of drill-hole data, reports, maps, summaries and analyses. However, if you again wish to review this information and the same methodology behind our reserve reporting as previously provided to the SEC, please let us know and we can provide it directly to Mr. Schuler as soon as reasonably possible.

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In conclusion, we will provide further response with respect to your first comment regarding material agreements as soon as reasonably practicable. With respect to the remaining comments, we trust that the information and explanations in this letter satisfactorily answer your inquiries pertaining to your review of our December 31, 2007 Form 10-K filing. We also acknowledge, as you require, that the Trust is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing, that your staff comments or changes to disclosure in response to your staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Trust may not assert your staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Thank you.

Yours very truly,

/s/   Thomas A. Janochoski

Vice President & Secretary

Chief Financial Officer

c:

Joseph S. Micallef, President and Chief Executive Officer
Roger W. Staehle, Trustee
Robert A. Stein, Trustee
John H. Roe III, Trustee
Roger P. Johnson, GNI Manager of Mines
Sue Ann Nelson, Fredrikson & Byron
Robert K. Ranum, Fredrikson & Byron
Christopher J. Larson, Ernst & Young LLP